UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.__)

BIOSCRIP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

09069N108
(CUSIP Number)

GORDON WOODWARD Kohlberg & Company 111 Radio Circle Mt. Kisco, New York 10549 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

ANGELO BONVINO, ESQ. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 6064 (212) 757-3990

March 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 0906N108	Page 1 of 23 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kohlberg Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 15,753,153 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 15,753,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,753,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.17%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 0906N108	Page 2 of 23 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kohlberg Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 9,587,484 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,890,968
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,587,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.15%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0906N108	Page 3 of 23 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kohlberg Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 388,028 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 388,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0906N108	Page 4 of 23 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kohlberg Offshore Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 461,592 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 461,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0906N108	Page 5 of 23 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kohlberg TE Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,011,709 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,011,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,011,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0906N108	Page 6 of 23 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS KOCO Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 304,340 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 304,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0906N108	Page 7 of 23 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, par value $0.0001 per share of BioScrip, Inc. (the “Shares”), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Clearbrook Road, Elmsford NY 10523.

Item 2.  Identity and Background.

(a and f) This Schedule 13D is being filed on behalf of the following (each such person a “Reporting Person” and collectively, the “Reporting Persons”): (i) Kohlberg Management V, L.L.C., a Delaware limited liability company (“Fund V”), (ii) Kohlberg Investors V, L.P., a Delaware limited partnership (“Investors”), (iii) Kohlberg Partners V, L.P., a Delaware limited partnership (“Partners”), (iv) Kohlberg Offshore Investors V, L.P., a Delaware limited partnership (“Offshore”), (v) Kohlberg TE Investors V, L.P., a Delaware limited partnership (“TE”) and (vi) KOCO Investors V, L.P., a Delaware limited partnership (“KOCO” and collectively with Investors, Partners, Offshore and TE, the “Funds”).

Fund V is the general partner of the Funds.  James A. Kohlberg is the Managing Member of Fund V (the “Managing Member”).  Christopher Anderson, Samuel P. Frieder, Seth H. Hollander, Christopher Lacovara, Shant Mardirossian, Evan Wildstein and Gordon Woodward are members of Fund V and Mr. Kohlberg, Mr. Anderson, Mr. Frieder, Mr. Lacovara, Mr. Wildstein and Mr. Woodward (together, the “Principals”) are members of its Operating Committee.  The investment decisions of Fund V are made by a vote of a majority of the members of the Operating Committee.  All of the Principals are citizens of the United States.  Fund V is a Delaware limited liability company. Each of the Funds is a Delaware limited partnership.

Based on the foregoing and the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.  Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The principal place of business and principal office of the Reporting Persons and the Principals is 111 Radio Circle, Mt. Kisco, New York 10549.

(c) The principal occupation or employment of the Principals is set forth on Schedule A hereto and incorporated herein by reference.  The principal business of Fund V is to be the general partner of the Funds.  The principal business of the Funds is to make investments in, buy, sell, hold, pledge and assign securities.

(d and e) During the last five years, neither the Reporting Persons nor, to the knowledge of any Reporting Person, any of the Principals: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 0906N108	Page 8 of 23 Pages
SCHEDULE 13D

Item 3.  Source and Amount of Funds or Other Consideration.

As further described in Item 4 herein, on January 24, 2010, the Funds entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Camelot Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), Critical Homecare Solutions Holdings, Inc., a Delaware corporation (“CHS”), Blackstone Mezzanine Partners II L.P., a Delaware limited partnership (“Blackstone Partners”), Blackstone Mezzanine Holdings II L.P., a Delaware limited partnership (“Blackstone Holdings”), S.A.C.  Domestic Capital Funding, Ltd., a Cayman Islands limited company (“S.A.C.”), Robert Cucuel (“Cucuel”), Mary Jane Graves (“Graves”) and Nitin Patel (“Patel”) and Joey Ryan (“Ryan” and collectively with the Funds, Blackstone Partners, Blackstone Holdings, S.A.C., Cucuel, Graves and Patel, the “CHS Stockholders”).  Pursuant to the terms of the Merger Agreement, on March 25, 2010 (the “Closing Date”), CHS merged with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”).  On the Closing Date, as a result of the Merger, CHS became a wholly owned subsidiary of the Issuer.  Pursuant to the terms of the Merger Agreement, on the Closing Date: (i) the Funds received, among other consideration further described in Item 4 below, (x) 10,051,750 Shares and (y) Warrants (“Warrants”) to acquire up to an aggregate of 3,004,887 Shares, having a $10 per Share strike price and a five-year term; and (ii) a total of 2,696,516 Shares were deposited into an escrow account to satisfy any indemnity or purchase price adjustment payment to the Issuer (the “Escrow Fund”), of which 2,601,415 of such Shares are distributable to the Funds upon the release of the Escrow Fund on September 25, 2011.

Item 4.  Purpose of Transaction.

Merger Agreement

On the Closing Date pursuant to the terms of the Merger Agreement, for the acquisition of CHS the Issuer paid to the CHS Stockholders and the holders of rights (the “Options”) to purchase shares of common stock, $0.001 par value (“CHS Common Stock”), of CHS under the Critical Homecare Solutions Holdings, Inc.  2006 Equity Incentive Plan, as amended (the “Stock Option Plan”), consideration comprised of:

•
cash of $105,029,855, comprised of $71,794,452 payable with respect to CHS Common Stock, $27,831,836 payable with respect to CHS’ Series A Preferred Stock and $5,403,567 payable with respect to the Options cashed out as described below;

•	the repayment of CHS’ expenses in connection with the Merger of $9,000,338;

•
13,115,725 Shares, which number of Shares was calculated using an aggregate value of $86,938,984 based on an agreed upon price per Share of $8.3441, which price was calculated based on the volume weighted trading average price of the Shares over the 10-day period ended January 22, 2010, the last trading day prior to execution of the Merger Agreement (of which 2,696,516 Shares were deposited into the Escrow Fund); and

•
Warrants to acquire up to an aggregate of 3,400,945 Shares for $10 per Share, which number of Shares was calculated using an aggregate value of $15,000,000 based on an agreed price per Share of $8.3441, which price was calculated based on certain factors including (i) the volume weighted trading average price of the Shares over the 10-day period ended January 22, 2010, the last trading day prior to execution of the Merger Agreement and (ii) the historical trading volatility of the Shares.

CUSIP No. 0906N108	Page 9 of 23 Pages
SCHEDULE 13D

In addition, the Issuer assumed and adopted the Stock Option Plan, at the closing of the Merger.  With respect to the Options held by the top five executives of CHS, approximately 35% of such Options were rolled over into the Stock Option Plan assumed by the Issuer at the closing of the Merger, and all remaining Options were cashed out.

The representations and warranties of the CHS Stockholders, CHS and the Issuer will survive for 18 months following the Closing Date, except that specified representations and warranties, including organization, due authority, capitalization and broker fees (the “Specified Representations”), will survive for their applicable statute of limitations.  The tax indemnity provided by the CHS Stockholders to the Issuer (which includes an indemnity for any taxes of CHS and its subsidiaries due for any taxable period ending on or before the Closing Date (“Pre-Closing Taxes”)) will also survive for the applicable statute of limitations.  The Issuer will be indemnified for losses related to, among other things, (i) breaches of the representations and warranties of CHS and CHS Stockholders, (ii) breaches of covenants and agreements of CHS and CHS Stockholders and (iii) the Pre-Closing Taxes.  Except with respect to the Specified Representations and Pre-Closing Taxes, among other things, the indemnity is subject to a deductible of $1,500,000 for aggregate losses.  Except for the Specified Representations, Pre-Closing Taxes, intentional or willful breaches by CHS, and any breaches by the CHS Stockholders of any covenants made by CHS or CHS Stockholders in the Merger Agreement, the indemnification obligations of the CHS Stockholders will be recoverable solely from the Escrow Fund.  In addition, any purchase price adjustment required to be paid to the Issuers by the CHS Stockholder will also be recoverable from the Escrow Fund.  The indemnification obligations of the Issuer and any purchase price adjustment required to be paid by the Issuer to the CHS Stockholders will be payable in cash.

At the effective time of the Merger, the board of directors of the Issuer (the “Board”) expanded the size of the Board from nine to ten directors.  In accordance with the Merger Agreement, the Board appointed as directors Messrs. Samuel P. Frieder and Gordon Woodward to fill the vacancy created by the expansion of the size of the Board and a then-existing vacancy.

Stockholders’ Agreement

Concurrently with the execution of the Merger Agreement, the Issuer, the CHS Stockholders and Colleen Lederer (“Lederer” and collectively with the CHS Stockholders, the “Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”).  The Stockholders’ Agreement, which became effective upon the closing of the Merger, governs each Stockholder’s ownership interest in the Issuer following consummation of the Merger.

Board Representation

Pursuant to the terms of the Stockholders’ Agreement, for as long as the Funds and/or their affiliates beneficially own in the aggregate: (i) at least 50% of the Shares received by the Funds at the closing of the Merger (as adjusted for any splits, conversions and reverse splits on or after the closing) (the “Initial Kohlberg Shares”), Investors will be entitled to designate two nominees for election by the Issuer’s stockholders to the Board, and (ii) at least 15% (but less than 50%) of the Initial Kohlberg Shares, Investors will be entitled to designate one nominee for election by the Issuer’s stockholders to the Board.  If at any time the Funds and/or their affiliates beneficially own in the aggregate less than 15% of the Initial Kohlberg Shares, then Investors will not have the right to designate any nominees for election to the Board.  Messrs. Samuel P. Frieder and Gordon Woodward are Investors’ initial designees of to the Board.

CUSIP No. 0906N108	Page 10 of 23 Pages
SCHEDULE 13D

For as long as Investors has the right to nominate one or two directors in accordance with the Stockholders’ Agreement, the number of directors on the Board will be fixed at 9 or 10, respectively.  The Issuer has agreed to include any person designated by Investors in each slate of nominees recommended by the Board in connection with any stockholders meeting at which directors are to be elected and to use commercially reasonable efforts to ensure such nominees are elected as directors.

Upon the death, disability, retirement, resignation or removal (with or without cause) of any director nominated by Investors, Investors will be entitled to designate the replacement director for such director.

Until Investors ceases to have the right to designate one or more directors in accordance with the Stockholders’ Agreement, except as may be prohibited by law, at least one of the directors designated by Investors will be entitled to representation on each of the audit committee, the compensation committee and the corporate strategy committee of the Board.

Transfer Restrictions

Under the terms of the Stockholders’ Agreement, for a period of two years from the Closing Date, none of the Stockholders may make or solicit any sale, assignment, transfer, distribution or other disposition of any Shares, except for sales or transfers made:

•	pursuant to one or more registered secondary public offerings in connection with the exercise of the Stockholders’ registration rights described below;

•
pursuant to one or more private placements exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, including Rule 144 promulgated under the Securities Act (subject to the Issuer’s right to receive from the Stockholder making such transfer an opinion of counsel reasonably acceptable in form and substance to the Issuer that registration under the Securities Act is not required in connection with such transfer);

•
in the case of any Stockholder who is an individual, to a member of such Stockholder’s immediate family or to a trust, corporation, partnership or limited liability company, all of the beneficial interests in which are held by such Stockholder or by one or more members of such Stockholder’s immediate family;

•	to any of such Stockholder’s affiliates; or

•
in the case of Blackstone Partners, Blackstone Holdings and S.A.C.  (the “Institutional Stockholders”), in connection with a pledge or collateral assignment of Shares to a third party lender or other financing source, or any foreclosure or other exercise of rights or remedies by a permitted pledgee or assignee whereby Shares are further sold, assigned or conveyed.

Before effecting any of the permitted transfers described above, a Stockholder must provide at least five business days’ written notice to the Issuer specifying in reasonable detail the terms and conditions of such transfer.  Any transferee of any Shares permitted under the Stockholders’ Agreement is referred to as a “Permitted Transferee.”  Any Permitted Transferee (other than a family member) that

CUSIP No. 0906N108	Page 11 of 23 Pages
SCHEDULE 13D

beneficially owns more than 5% of the issued and outstanding Shares, will be subject to the restrictions, including the transfer restrictions, set forth in the Stockholders’ Agreement, and the Issuer has the right to require any Permitted Transferee that beneficially owns more than 5% of the issued and outstanding Shares to execute a joinder to the Stockholders’ Agreement.

Any disposition of or the creation of any encumbrance on any Shares in violation of the terms and conditions of the Stockholders’ Agreement will be null and void, and the purported transferee of any such dispositions or the purported holder of any such encumbrances will have no rights or privileges with respect to such shares of common stock.

Standstill Restrictions

Under the terms of the Stockholders’ Agreement, until the later of (i) the third anniversary of the Closing Date and (ii) the date upon which Investors is no longer entitled to designate any nominees for director, except as expressly contemplated by the Stockholders’ Agreement or permitted in writing pursuant to a resolution of a majority of the directors of the Issuer, none of the Stockholders (other than the Institutional Stockholders) or any directors, officers or controlled affiliates (or any directors or officers of such controlled affiliates) of any such Stockholder may take any of the following actions:

•
effect, offer, propose or cause or participate in, or assist any other person to effect, offer or propose or participate in (i) any acquisition or any proposal to acquire any debt or equity securities of the Issuer after Merger (other than through the exercise of the Warrants or the Options), (ii) any tender or exchange offer for debt or equity securities of the Issuer, (iii) any merger, consolidation, share exchange or business combination involving the Issuer or any material portion of its business or any purchase of all or any substantial part of the assets of the Issuer, (iv) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any material portion of its business or (v) any solicitation of proxies with respect to the Issuer or any action resulting in such person or entity becoming a participant in any election contest with respect to the Issuer;

•	propose or make any recommendation with respect to any matter for submission to a vote of stockholders of the Issuer;

•	form, join or participate in a group with respect to any Shares, other than any group consisting solely of a Stockholder and its affiliates;

•
grant any proxy with respect to any Share to any person or entity not designated by the Issuer, other than a revocable proxy authorizing a representative of a Stockholder to vote at a meeting of stockholders of the Issuer in the ordinary course of business;

•
deposit any Shares in a voting trust or subject any such shares to any arrangement or agreement with respect to the voting of such shares, except for agreement solely among the Stockholders and the Issuer and except for the permitted transfers described above;

•	execute any written stockholder consent with respect to the Issuer;

•	take any other action to seek to affect the control of the Issuer (other than in connection with any director nominated by Investors acting in accordance with such director’s fiduciary duties);

CUSIP No. 0906N108	Page 12 of 23 Pages
SCHEDULE 13D

•
enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the restrictions described above, or advise, or advise, assist, encourage or seek to persuade others to take any action with respect to the restrictions described above;

•
disclose to any person any intention, plan or arrangement inconsistent with the restrictions described above that would result in any Stockholder or the Issuer being required to make any such disclosure in any filing (other than a filing required under Sections 13 or 16 of the Securities Act in connection with a permitted transfer) with a governmental authority or exchange or being required by applicable law to make a public announcement with respect thereto; or

•
request the Issuer or any of its affiliates, directors, officers, employees, representatives, advisors or agents, directly or indirectly, to amend or waive in any respect the Stockholders’ Agreement or the certificate of incorporation or the bylaws of the Issuer or any of its affiliates.

Registration Rights

The Stockholders’ Agreement provides for certain registration rights of the shares held by the Stockholders, including (i) the aggregate issued and outstanding Shares beneficially owned by the Stockholders, (ii) any other securities issued and issuable with respect to any such shares by the Issuer or by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, including any such securities issued or issuable by the Issuer and (iii) Shares issued upon the exercise of the Warrants (as adjusted from time to time in accordance with their terms) (collectively, the “Stockholder Shares”).

Demand Registration

At any time after the six month anniversary of the Closing Date, holders of then-outstanding Stockholder Shares will have the right to require the Issuer to effect unlimited registrations of Stockholder Shares.  Each request for registration must be made for Stockholders Shares having a market value of at least $25 million, based on the closing price of the Shares on the business day prior to the day such registration request is made.  The demand registration rights granted in the Stockholders’ Agreement are subject to customary restrictions, such as limitations on the number of shares to be included in any underwritten offering imposed by the underwriter.

Piggyback Registration

The Issuer also has agreed to provide the Stockholders with piggyback registration rights, such that if at any time the Issuer proposes register any shares under the Securities Act in connection with a public offering (subject to certain exceptions), then the Issuer will give each of the Stockholders written notice of such registration as soon as practicable but in no event less than 30 days prior to such registration, and must include in such registration all Stockholder Shares requested in writing to be included therein.  The piggyback registration rights granted in the Stockholders’ Agreement are subject to customary restrictions, such as limitations on the number of shares to be included in any underwritten offering imposed by the underwriter.

CUSIP No. 0906N108	Page 13 of 23 Pages
SCHEDULE 13D

Expenses

The Issuer has agreed to pay all registration expenses, including the legal fees of one counsel for the selling Stockholders, to be selected by the holders of a majority of the Stockholder Shares to be included in such registration, other than underwriting discounts or commissions on the sale of stockholder shares.

As a condition to including Stockholder Shares in any registration, the participating Stockholders and the Issuer have agreed to execute a customary underwriting agreement or similar agreement in a form reasonably acceptable to the Issuer and the underwriter(s), if any, for such offering containing customary indemnification and holdback provisions.  No Stockholder will be required to incur indemnification obligations which are in excess of the net proceeds received by such Stockholder pursuant to such registration or which relates to information not supplied by such Stockholder for inclusion in the registration statement.

Postponement of Demand Registration

Under the Stockholders’ Agreement, the Issuer is entitled to postpone not more than once in any 12-month period, for a reasonable period of time not to exceed 90 days, the filing of a registration statement if in the good faith judgment of the Board (in consultation with outside advisors), such registration and offering would be reasonably expected to materially and adversely affect or materially interfere with any bona fide material financing of the Issuer or any material transaction under consideration by the Issuer, or would require disclosure of material non-public information which would materially and adversely affect the Issuer if disclosed prematurely.  The Issuer will provide notice to any applicable Stockholders of its decision to postpone filing a registration statement, which notice will include the reasons for the postponement and an estimation of the anticipated delay.

Restrictions on Other Agreements

Without the written consent of the Stockholders holding not less than a majority of the Stockholder Shares (which consent may be given or withheld in the sole discretion of such Stockholders), the Issuer is not permitted to grant any rights relating to the registration of its securities if the exercise thereof interferes with or is inconsistent with or will delay (or could reasonably be expected to interfere with or be inconsistent with or delay) the exercise and enjoyment by the Stockholders of any of the demand registration rights described above.

Transfer of Registration Rights

The registration rights described above may be assigned, in whole or in part, to any Permitted Transferee (which Permitted Transferee will be bound by the obligations of the Stockholders’ Agreement), but are not assignable by such Permitted Transferee to any subsequent transferee.

CUSIP No. 0906N108	Page 14 of 23 Pages
SCHEDULE 13D

Subsequent Issuances and Purchases

All Shares (or any other series or class of capital stock of the Issuer) that are issued to or purchased by any Stockholder after the Merger, including without limitation, any shares obtained by exercise of a Warrant or stock option (other than an Option) or pursuant to any stock dividend, stock split or similar change, will become immediately subject to the terms of the Stockholders’ Agreement without further action by any party to the Stockholders’ Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, certain of the Issuer’s directors and executive officers entered into the Common Stock Voting Agreement (the “Voting Agreement”) with CHS and Investors pursuant to which such directors and executive officers agreed to vote their Shares in favor of (i) the proposal to issue Shares to the CHS Stockholders in connection with the Merger to the CHS Stockholders and to vote their Shares against any action that would impede, delay or interfere with the approval and adoption such proposal and (ii) the election of the two designees of Investors at the first annual meeting of the Issuer’s stockholders following the Closing.

Warrant Agreement

On the Closing Date, the Stockholders and the Issuer entered into a Warrant Agreement pursuant to which the Issuer issued the Warrants to the Stockholders.

Exercise of Warrants and Exercise Price

The Warrants may be exercised at any time prior to the fifth anniversary of the Closing Date (the “Expiration Time”) upon the payment of the exercise price for each Share with respect to which the Warrants are then being exercised.  The initial exercise price is equal to $10.00 per Share, subject to adjustment as described below and as described more fully in the Warrant Agreement.  Upon the exercise of any Warrants, a warrant holder (“Warrant Holder”) may pay the applicable exercise price in cash or by “net exercise” such that the holder becomes entitled to receive, after notice to the Issuer, instead of the number of Shares such holder would have otherwise received had the exercise price been paid in cash, the number of Shares equal to the product of (i) the number of Shares issuable upon such exercise; multiplied by (ii) the quotient of (A) the last reported sale price per Share at the time of such exercise, minus the per Share exercise price at the time of such exercise; divided by (B) the last reported sale price per Share at the time of such exercise.

Anti-Dilution Adjustments

Under the Warrant Agreement, if the Issuer declares and pays a dividend in Shares, or effects a stock split, reverse stock split, subdivision, combination or reclassification of the Shares, then the number of Shares issuable upon exercise of the Warrants at the time of the record date of such dividend, stock split, reverse stock split, subdivision, combination or reclassification will be proportionately adjusted so that the holder of such Warrants after such date will be entitled to purchase the number of Shares which such holder would have owned or been entitled to receive in respect of the shares subject to such

CUSIP No. 0906N108	Page 15 of 23 Pages
SCHEDULE 13D

 Warrants after such date had such Warrants been exercised immediately before such date.  In such event, the exercise price in effect at the time of the effective date of such split, reverse split, subdivision, combination or reclassification also will be adjusted to take into account the new number of common shares issuable upon exercise of a holder’s Warrants.

If the Issuer issues or sells any Shares for a consideration per share of less than 90% of the last reported sale price per Share immediately prior to such issuance or sale, then immediately upon the effective time of such issuance or sale, the number of Shares issuable upon exercise of any Warrants will be increased to account for such issuance or sale below the market price per share.  This adjustment mechanism does not apply to certain types of Share issuances, including (i) issuances of Shares upon the conversion of any then-outstanding Share equivalents, (ii) issuances of Shares for which the Warrant Agreement otherwise provides adjustment, (iii) issuances of Shares to employees of the Issuer or its subsidiaries that have been approved by the Board and (iv) the issuance of Shares pursuant to the terms of the Rights Agreement.

If the Issuer fixes a record date to make a dividend or distribution to all holders of Shares or securities, evidences of indebtedness, assets, cash, rights or warrants (excluding dividends of Shares), in each such case, the exercise price in effect before such record date will be reduced in accordance with the terms of the Warrant Agreement immediately thereafter and the number of Shares issuable upon the exercise of any Warrants will be increased, to account for such dividend or distribution.  In the event that after the record date for such dividend or distribution is set, no dividend or distribution occurs, then the exercise price and the number of Shares issuable upon exercise of any Warrants will be readjusted to the original exercise price and number of Shares issuable upon such exercise as though such record date had never been set.

If the Issuer undertakes any consolidation, merger (subject to certain exceptions) or sale of substantially all of its assets or any reclassification of Shares (other than any reclassification described in the first paragraph of this subsection), then a Warrant Holder’s right to receive Shares upon the exercise of any Warrants will be converted into the right to exercise such Warrants to acquire the number of shares of stock or other security or property (including cash) which the Shares issuable at the time of such consolidation, merger, sale of assets or reclassification upon exercise of such Warrants immediately prior to the consolidation, merger, sale of assets or reclassification would have been entitled to receive upon consummation of such consolidation, merger, sale of assets or reclassification.  The Issuer has agreed not to enter into or be a party to any business combination unless the successor of the Issuer (if any) assumes in writing all of the obligations of the Issuer under the Warrant Agreement.

Escrow Agreement

On the Closing Date, the Issuer and Investors, as the representative of the CHS Stockholders, entered into an Escrow Agreement (the “Escrow Agreement”), with U.S. Bank National Association, as escrow agent (the “Escrow Agent”), pursuant to which the 2,696,516 Shares were deposited into the Escrow Fund.  Such Shares may be disbursed to the Issuer (i) in the case that a purchase price adjustment is required to be paid, or (ii) pursuant to indemnification obligations, in each case in accordance with the terms of the Agreement and Plan of Merger.  In accordance with the terms of the Escrow Agreement, Investors, as the representative of the CHS Stockholders, may direct the Escrow Agent to exercise voting or consent authority with respect to the 2,696,516 Shares until such of Shares are released from the Escrow Fund, if any, to the CHS Stockholders on September 25, 2011. As a result, Investors may be deemed to beneficially own such Shares until they are released from the Escrow Fund.

CUSIP No. 0906N108	Page 16 of 23 Pages
SCHEDULE 13D

The foregoing descriptions of the Merger Agreement, Stockholders’ Agreement, Voting Agreement, Warrant Agreement, and the Escrow Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full texts of each agreement.  Copies of the Merger Agreement, Stockholders’ Agreement, Voting Agreement, Warrant Agreement and Escrow Agreement are filed as Exhibit B, Exhibit C, Exhibit D, Exhibit E and Exhibit F respectively, and are incorporated herein by reference.

The Reporting Persons intend to act in accordance with the terms of the Merger Agreement, Stockholders’ Agreement, Warrant Agreement, Voting Agreement and the Escrow Agreement for as long as such agreements remain in effect.  Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, dispose of all or a portion of the securities of the Issuer, that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Stockholders’ Agreement.  In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Issuer, including, but not limited to, Issuer’s business and financial condition, results of operations and prospects.  The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer.

(a and b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Shares in this Schedule 13D are based upon the 39,794,757 Shares stated to be outstanding as of February 24, 2010 by the Issuer in the Issuer’s Annual Report for the fiscal year ended December 31, 2009 on Form 10-K filed with the Securities and Exchange Commission on March 2, 2010, plus (i) the 13,115,720 Shares issued to the CHS Stockholders in connection with the Merger (of which 2,696,516 Shares were deposited into the Escrow Fund) and (ii) the 3,004,887 Shares issuable to the Reporting Persons upon the exercise of the Warrants.

CUSIP No. 0906N108	Page 17 of 23 Pages
SCHEDULE 13D

Reporting Person	Aggregate Number of Shares and Percentage of the Total Outstanding Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose
Kohlberg Management V, LLC (1) (2)	15,753,153 28.17%	0	15,753,153	0	13,056,637

Kohlberg Investors V, L.P. (2)	9,587,484 17.15%	0	9,587,484	0	6,890,968

Kohlberg Partners V, L.P. (3)	388,028 0.69%	0	388,028	0	388,028

Kohlberg Offshore Investors V, L.P. (3)	461,592 0.83%	0	461,592	0	461,592

Kohlberg TE Investors V, L.P. (3)	5,011,709 8.96%	0	5,011,709	0	5,011,709

KOCO Investors V, L.P. (3)	304,340 0.54%	0	304,340	0	304,340

(1)
Includes all Shares owned by the Funds. Fund V is the general partner of each Fund and, as a result, may be deemed to beneficially own all of the Shares owned by the Funds.  Fund V does not directly own any Shares.

(2)
Includes all 2,696,516 Shares held in the Escrow Fund.  Investors, as the representative of the CHS Stockholders, may direct the Escrow Agent to exercise voting or consent authority with respect to all of the Shares held in the Escrow Fund until the release of such Shares, if any, to the CHS Stockholders on September 25, 2011.  As a result, Investors may be deemed to beneficially own such Shares until they are released from the Escrow Fund.

(3)	Such amount does not include such Fund’s pro rata portion of the Shares held in the Escrow Fund, which may be released to such Fund on September 25, 2011 in accordance with the Escrow Agreement.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

CUSIP No. 0906N108	Page 18 of 23 Pages
SCHEDULE 13D

 (c)  Except with respect to the Merger as more fully described in Item 4 and as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

(d and e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Merger Agreement, the Stockholders’ Agreement, Voting Agreement, Warrant Agreement and Escrow Agreement which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:
Agreement relating to the filing of joint acquisition statements, dated as of the date hereof, by and among the Reporting Persons as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit B:	Merger Agreement (incorporated herein by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 000-28740) filed on January 27, 2010).

Exhibit C:	Stockholders’ Agreement (incorporated herein by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-28740) filed on January 27, 2010).

Exhibit D:	Voting Agreement (incorporated herein by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 000-28740) filed on January 27, 2010).

Exhibit E:	Warrant Agreement (incorporated herein by reference from Annex C of the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 000-28740) filed on February 23, 2010).

Exhibit F:	Escrow Agreement.

CUSIP No. 0906N108	Page 19 of 23 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOHLBERG MANAGEMENT V, L.L.C.
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG PARTNERS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG OFFSHORE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

CUSIP No. 0906N108	Page 20 of 23 Pages
SCHEDULE 13D

KOHLBERG TE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOCO INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

April 2, 2010
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C.  1001).

CUSIP No. 0906N108	Page 21 of 23 Pages
SCHEDULE 13D

Schedule A

THE PRINCIPALS

Name	Present Principal Occupation or Employment

Christopher Anderson	Member and Vice President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and a Partner of Kohlberg & Company, L.L.C., a private equity firm

Samuel P. Frieder	Member and Vice President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and Co-Managing Partner of Kohlberg & Company, L.L.C., a private equity firm

Seth H. Hollander	Member and Vice President of Kohlberg Management V, L.L.C.; and Partner of Kohlberg & Company, L.L.C., a private equity firm

James A. Kohlberg	Managing Member and President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and Chairman of Kohlberg & Company, L.L.C., a private equity firm

Christopher Lacovara	Member and Vice President of Kohlberg Management V, L.L.C. and a member of its Operating Committee; and Co-Managing Partner of Kohlberg & Company, L.L.C., a private equity firm

Shant Mardirossian	Member, Secretary and Treasurer of Kohlberg Management V, L.L.C; and Partner and Chief Financial Officer of Kohlberg & Company, L.L.C., a private equity firm

Evan Wildstein	Member and Vice President of Kohlberg Management V, L.L.C and a member of its Operating Committee; and Partner of Kohlberg & Company, L.L.C., a private equity firm

Gordon Woodward	Member and Vice President of Kohlberg Management V, L.L.C and a member of its Operating Committee; and Partner of Kohlberg & Company, L.L.C., a private equity firm

CUSIP No. 0906N108	Page 22 of 23 Pages
SCHEDULE 13D

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated April 2, 2010 relating to the shares of Common Stock, par value $0.0001 per share, of BioScrip, Inc.  shall be filed on behalf of the undersigned.

KOHLBERG MANAGEMENT V, L.L.C.
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG PARTNERS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG OFFSHORE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

CUSIP No. 0906N108	Page 23 of 23 Pages
SCHEDULE 13D

KOHLBERG TE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOCO INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

April 2, 2010